Exhibit 99.1

DIRECTOR NOMINATION AGREEMENT

THIS AGREEMENT is made as of April 3, 2023.

BY AND AMONG:

ROGERS COMMUNICATIONS INC., a corporation existing under the laws of the Province of British Columbia;

(the “Company”)

-and-

ROGERS CONTROL TRUST, a trust existing under the laws of the Province of Ontario;

(“RCT”)

-and-

SHAW FAMILY LIVING TRUST, a trust existing under the laws of the Province of Alberta;

(“SFLT”)

WHEREAS the Company and Shaw Communications Inc. (“Shaw”) entered into an arrangement agreement dated March 13, 2021 (the “Arrangement Agreement”), pursuant to which, subject to the terms and conditions thereof, the Company agreed to acquire 100% of the issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares in the capital of Shaw by way of a statutory plan of arrangement under the Business Corporations Act (Alberta) (the “Transaction”).

AND WHEREAS in connection with the execution of the Arrangement Agreement, the Company agreed to grant SFLT certain director nomination rights effective upon the closing of the Transaction (the “Effective Time”), and RCT agreed to support such nomination rights in its capacity as a holder of Class A Voting Shares in the capital of the Company (the “RCI Class A Shares”), in each case on the terms and subject to the conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the Parties, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE 1

EFFECTIVENESS

1.1	Effectiveness

This Agreement, and the rights and obligations of the Parties hereunder, shall only become effective upon the Effective Time. If the Arrangement Agreement is terminated for any reason prior to the occurrence of the Effective Time, this Agreement shall automatically terminate and be of no further force or effect.

ARTICLE 2

DEFINITIONS AND INTERPRETATION

2.1	Definitions

In this Agreement, the following terms have the following meanings:

“Arrangement Agreement” has the meaning set out in the recitals to this Agreement.

“BCBCA” means the Business Corporations Act (British Columbia).

“beneficially own” includes, with respect to the RCI Class B Shares, exercising control over, directly or indirectly, the RCI Class B Shares.

“Board” means the board of directors of the Company.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Vancouver, British Columbia.

“Canadian Securities Laws” means the Securities Act (British Columbia) and any other applicable Canadian provincial and territorial securities Laws, rules and regulations and published policies thereunder.

“Change of Control” means the occurrence of any of the following:

(a)

any transaction (including a take-over bid, tender offer, exchange offer, amalgamation, arrangement, reorganization, merger, business combination or consolidation or the sale or exchange of securities of the Company) pursuant to which any Person or any group of two or more Persons acting jointly or in concert acquires the direct or indirect beneficial ownership of, or acquires the right to exercise control or direction over, securities of the Company representing 50% or more of the then issued and outstanding equity or voting securities of the Company not held by such Person or group of two or more Persons acting jointly or in concert immediately prior to the commencement of such transaction;

(b)

the sale, assignment or other transfer of all or substantially all of the assets of the Company to a Person or any group of two or more Persons acting jointly or in concert (other than a Subsidiary of the Company) (individually or collectively, a “Purchaser”); or

(c)

any transaction requiring approval of the Company’s security holders whereby any Person or any two or more Persons acting jointly or in concert completes an amalgamation, arrangement, reorganization, merger, business combination or consolidation, sale or exchange of securities, purchase of assets, of or with the Company involving the acquisition of the Company or that results in the shareholders of the Company immediately prior to the completion of any such transaction holding less than 50% of the voting or equity securities in the capital of the entity resulting upon the completion of such transaction (the “Successor”);

provided, in each such case, that after giving effect to such transaction the Company, the Purchaser or the Successor, as the case may be, is not Controlled by RCT or by one or more Members of the Rogers Family or by a Person in which one or more members of the Rogers Family hold or beneficially own a majority of the economic interests.

“Company” has the meaning set out in the preamble to this Agreement.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise and “Controlled” has the corresponding meaning.

“Director” means a director on the Board.

“Director Election Meeting” means any meeting of the Shareholders at which Directors are to be elected to the Board.

“Effective Time” has the meaning set out in the recitals to this Agreement.

“Existing Rogers Credit Agreement” means the Amended and Restated Credit Agreement dated March 8, 2017 between the Company, The Toronto-Dominion Bank, in its capacity as Agent, and the Lenders party thereto, as filed on December 29, 2017 on the System for Electronic Document Analysis and Retrieval maintained by Canadian securities regulatory authorities.

“Governmental Entity” means: (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public body, authority or department, central bank, court, tribunal, arbitral or adjudicative body, commission, board, bureau, commissioner, ministry, governor-in-council, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental, administrative or private body, including any tribunal, commission, committee, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange (including the Toronto Stock Exchange and New York Stock Exchange).

“Independence Requirements” means, with respect to each SFLT Nominee, that such nominee qualifies as “independent” within the meaning of Section 1.4 of National Instrument 52-110 – Audit Committees, applicable Stock Exchange Rules and any other applicable Law.

“Independent Nominee” has the meaning set out in Section 3.1(a)(i)(B) hereto.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, decision, injunction, notice, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities (including, for certainty, Securities Laws), and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended.

“Members of the Rogers Family” means any person referred to in item (a) of the definition of “Member of the Rogers Family” in Schedule “E” to the Existing Rogers Credit Agreement.

“Nominating Committee” means the Nominating Committee of the Board.

“One Nominee Threshold” means 4,000,000 RCI Class B Shares (subject to any Reorganization Adjustments).

“Party” or “Parties” means one or more of the parties to this Agreement.

“Person” includes any individual, partnership, association, body corporate, trust, organization, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Qualification Requirements” means the requirements in effect from time to time governing the eligibility of an individual to serve as a director of the Company under the BCBCA, Securities Laws and any applicable Law.

“RCI Class A Shares” has the meaning set out in the recitals to this Agreement.

“RCI Class B Shares” means the Class B Non-Voting Shares in the capital of the Company.

“RCT” has the meaning set out in the preamble to this Agreement.

“Reorganization Adjustments” means proportionate adjustments to reflect stock splits, consolidations, subdivisions and other similar changes to the outstanding RCI Class B Shares.

“Scheduled Printing Date” means, with respect to any Director Election Meeting, the date scheduled for the printing of the management information circular of the Company for such Director Election Meeting,

“Securities Laws” means Canadian Securities Laws, U.S. Securities Laws and Stock Exchange Rules.

“SFLT” has the meaning set out in the preamble to this Agreement.

“SFLT Nominee” means an individual that has been designated by SFLT for nomination as a Director pursuant to Article 3.

“Shareholders” means holders of RCI Class A Shares.

“Shaw” has the meaning set out in the recitals to this Agreement.

“Shaw Family Group” means (a) the estate of JR Shaw, his spouse and issue (whether natural born or legally adopted) and spouses thereof, the estates of any such individuals, and corporations owned or controlled by any one or more of the foregoing or by trusts of which any one or more of the foregoing are the principal beneficiaries (including SFLT), (b) the estate of James Robert Shaw, and (c) each of the charitable foundations listed in Schedule “A” hereto.

“Stock Exchange Rules” means the rules, regulations and published policies of any stock exchange on which securities of the Company are listed.

“Subsidiary” means a Person that is Controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary.

“Transaction” has the meaning set out in the recitals to this Agreement.

“Two Nominee Threshold” means 12,000,000 RCI Class B Shares (subject to any Reorganization Adjustments).

“U.S. Securities Act” means the Securities Act of 1933 of the United States, as amended from time to time and the rules and regulations of the United States Securities and Exchange Commission promulgated thereunder.

“U.S. Securities Laws” means the U.S. Securities Act and all other applicable U.S. federal securities laws.

2.2	Rules of Construction

Unless the context otherwise requires, in this Agreement:

(a)

“Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions mean or refer to this Agreement, as amended, supplemented or amended and restated from time to time, including the Schedules attached hereto or to any amendment to this Agreement, and any agreement or instrument supplemental hereto, and unless otherwise expressly stated herein, the expressions “Article”, “Section” and “Schedule” followed by a number or a letter mean and refer to the specified Article, Section or Schedule of this Agreement;

(b)

the division of this Agreement into Articles, Sections, subsections and clauses and the insertion of headings are provided for convenience of reference only and shall not affect the construction or interpretation thereof and all references to designated Articles, Sections or other subdivisions or to Schedules, are references to Articles, Sections or other subdivisions or to Schedules of this Agreement;

(c)	words importing the singular number only shall include the plural and vice versa, and words importing the use of any gender shall include all genders;

(d)

the words “includes” and “including”, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

(e)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action will be required to be taken on the next succeeding Business Day; and

(f)

reference to any statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time, including every regulation or statutory instrument made pursuant thereto, all amendments to the statute or to any such regulation or statutory instrument in force from time to time, and any statute, regulation or statutory instrument which supplements or supersedes such statute, regulation or statutory instrument.

ARTICLE 3

DIRECTOR NOMINATION RIGHTS

3.1	SFLT Nominees

(a)	On the terms and subject to the conditions set forth in this Article 3 and applicable Law, in respect of any Director Election Meeting:

(i)	until the Shaw Family Group ceases to beneficially own at least the Two Nominee Threshold, SFLT shall be entitled to designate for nomination as a Director:

(A)	Bradley Shaw, and

(B)	one other person that meets the Qualification Requirements and the Independence Requirements (such person, an “Independent Nominee”),

provided that, notwithstanding the foregoing, if Bradley Shaw does not meet the Qualification Requirements, or resigns as a Director or is unable or unwilling to stand for re-election as a Director for any reason, SFLT shall only be entitled to designate the Independent Nominee for nomination pursuant to Section 3.1(a)(i)(B), subject to the terms and conditions of this Agreement; and

(ii)

following the occurrence of the Shaw Family Group ceasing to beneficially own at least the Two Nominee Threshold and until the Shaw Family Group ceases to beneficially own the One Nominee Threshold, SFLT shall only be entitled to designate Bradley Shaw for nomination as a Director; provided that if Bradley Shaw does not meet the Qualification Requirements, or resigns as a Director or is unable or unwilling to stand for re-election as a Director for any reason, then from and after the time that Bradley Shaw ceases to be a Director, SFLT shall be entitled to designate, in lieu of Bradley Shaw, one Independent Nominee that meets the Qualification Requirements and the Independence Requirements for nomination as a Director pursuant to this Section 3.1(a)(ii) until the earlier of (A) 10 years from the date that Bradley Shaw ceases to be a Director, and (B) the date that the Shaw Family Group ceases to beneficially own at least the One Nominee Threshold.

(b)	Upon the Shaw Family Group ceasing to beneficially own:

(i)

at least the Two Nominee Threshold, SFLT shall (A) promptly provide written notice to the Company of the occurrence of such circumstances, (B) no longer be entitled to designate any SFLT Nominee(s) for nomination as a Director pursuant to Section 3.1(a)(i) (but, for greater certainty, shall be entitled to designate an SFLT Nominee pursuant to Section 3.1(a)(ii) following the occurrence of the Shaw Family Group ceasing to beneficially own at least the Two Nominee Threshold and until the Shaw Family Group ceases to beneficially own at least the One Nominee Threshold), and (C) if more than one SLFT Nominee is then serving as a Director and if requested by the Nominating Committee or a majority of the Board (excluding any SFLT Nominees), cause an SFLT Nominee then serving on the Board to resign as a Director if necessary to comply with Section 3.1(a)(ii).

(ii)

at least the One Nominee Threshold, SFLT shall (A) promptly provide written notice to the Company of the occurrence of such circumstances, (B) no longer be entitled to designate any SFLT Nominee for nomination as a Director, and (C) if requested by the Nominating Committee or a majority of the Board (excluding any SFLT Nominees), cause each SFLT Nominee then serving on the Board to resign as a Director.

3.2	Nomination Procedures

As long as SFLT has a right to designate one or more SFLT Nominees for nomination as a Director at a Director Election Meeting pursuant to Section 3.1:

(a)

The Company shall, as promptly as practicable following scheduling thereof, provide written notice to SFLT of the expected date of (i) each Director Election Meeting, (ii) each Nominating Committee and Board meeting referred to in Section 3.2(d), and (iii) each Scheduled Printing Date.

(b)

SFLT shall notify the Company in writing of the SFLT Nominee(s) proposed to be designated for nomination as a Director pursuant to Section 3.1 (i) prior to December 15 of each year, in the case of the Director Election Meeting that is the annual meeting of Shareholders to be held in the following year, (ii) in the case of any other Director Election Meeting, within 15 days of receipt of the notice of such Director Election Meeting pursuant to Section 3.2(a), and (iii) in the case of a replacement Independent Nominee pursuant to Section 3.4, as promptly as practicable (and in any event within 30 days) following the resignation or removal of the applicable SFLT Nominee, or notice that an Independent Nominee was not approved in accordance with Section 3.2(d) at least 10 calendar days prior to the applicable Scheduled Printing Date, as applicable. Such notice shall contain (A) a certification (accompanied by reasonable supporting evidence, if requested by the Company) by a senior officer of SFLT of the number of RCI Class B Shares then held by the Shaw Family Group, (B) a completed personal information form or other information as required by the Toronto Stock Exchange or New York Stock Exchange in respect of each SFLT Nominee (unless such SFLT Nominee is already a Director), and (C) the information regarding the SFLT Nominee(s) that the Company is required by applicable Law to include in a management information circular of the Company to be sent to Shareholders in respect of such Director Election Meeting (including the number of RCI Class A Shares and RCI Class B Shares beneficially owned by such SFLT Nominee(s)) and such other information that is consistent with the information the Company intends to publish about the other Director nominees in such management information circular. In selecting an SFLT Nominee from among those SLFT is considering for nomination, SFLT shall use reasonable efforts to take into account the existing skills matrix represented on the Board and any existing governance guidelines adopted by the Board, but SFLT shall not be required to select an SFLT Nominee having specific skills, characteristics or qualifications. Except in the case of a replacement Independent Nominee pursuant to Section 3.4, if SFLT fails to deliver such notice to the Company of the SFLT Nominee(s) within the timeline set forth in this Section 3.2(b), SFLT shall be deemed to have proposed the existing SFLT Nominee(s) for re-election.

(c)

If SFLT is entitled to designate an Independent Nominee for nomination for election or re-election as a Director pursuant to Section 3.1, then the notice pursuant to Section 3.2(b) shall also include (i) confirmation that such Independent Nominee satisfies all Qualification Requirements and Independence Requirements imposed by one or more of the BCBCA, Canadian Securities Laws and the Stock Exchange Rules of the Toronto Stock Exchange and New York Stock Exchange (and, if the Company has notified SFLT in writing of additional Qualification Requirements or Independence Requirements then applicable, such additional Qualification Requirements or Independence Requirements), and (ii) unless such Independent Nominee is already a Director, a summary of the proposed Independent Nominee’s qualifications to serve as a Director. Without limiting Section 3.2(d), if such Independent Nominee has previously been accepted as meeting the Independence Requirements by the Board or a committee thereof, then SFLT will be entitled to assume that such individual continues to meet the Independence Requirements in the absence of a change in Law or circumstances relevant to such individual’s independence, provided that in the event of a change in circumstances relevant to such individual’s independence, the notice pursuant to Section 3.2(b) shall include particulars of such change in circumstances.

(d)

If SFLT is entitled to designate an Independent Nominee for nomination for election or re-election as a Director pursuant to Section 3.1, the Nominating Committee and the Board shall, by the date of the next scheduled Board meeting that is at least 30 days following receipt of the notice (or deemed notice) pursuant to Section 3.2(b), review (including, if determined appropriate by the Nominating Committee or the Board or if requested by the Company, conducting an interview with the proposed Independent Nominee) the qualifications, independence and, if applicable, performance as a Director, of the proposed Independent Nominee and determine, acting in good faith, whether to accept such proposed Independent Nominee as an SFLT Nominee. If the Nominating Committee or a majority of the Board (excluding any SFLT Nominees), acting in good faith and having regard to recognized corporate governance practices and any policies of the Board that apply to Directors generally, determines not to accept such proposed Independent Nominee, then the Board shall promptly following such determination notify SFLT of such determination and the reasons therefor and allow SFLT to propose another Independent Nominee, who shall then be subject to approval in accordance with the procedures set out in this Section 3.2(d) and so on as necessary until the Nominating Committee and the Board accepts an Independent Nominee pursuant to this Section 3.2(d). Notwithstanding the foregoing, if an Independent Nominee is not approved by the Nominating Committee or the Board in accordance with this Section 3.2(d) at least 10 calendar days prior to the Scheduled Printing Date for the applicable Director Election Meeting, then no Independent Nominee shall be nominated for election at such Director Election Meeting and an Independent Nominee will be appointed in accordance with Section 3.4.

(e)

The Company shall (i) nominate for election and include in any management information circular of the Company relating to any Director Election Meeting (or submit to Shareholders for written consent, if applicable) each SFLT Nominee properly designated in accordance with this Article 3 (including Section 3.2(c) and Section 3.2(d) in the case of an Independent Nominee), (ii) recommend (and reflect such recommendation in any management information circular relating to any Director Election Meeting or in any written consent submitted to Shareholders for the purpose of electing Directors) that the Shareholders vote to elect such SFLT Nominee(s) as a Director for a term of office expiring at the subsequent annual meeting of the Shareholders, and (iii) solicit proxies in favour of the election of such SFLT Nominee(s) at the applicable Director Election Meeting in a manner no less favourable than the manner in which the Company solicits proxies in respect of its own nominees for election at the applicable Director Election Meeting.

(f)

To the extent required and provided SFLT has timely provided all information necessary pursuant to the Stock Exchange Rules (including personal information forms), the Company will use all commercially reasonable efforts to obtain the approval of any stock exchange on which the Company’s shares are listed in connection with the election of the SFLT Nominee(s) to the Board, and will promptly notify SFLT of any failure to obtain or any material delay in obtaining any such approval.

3.3	Qualification

Notwithstanding anything to the contrary in this Article 3:

(a)	each SFLT Nominee designated pursuant to Section 3.1 shall meet the Qualification Requirements at all times while serving on the Board;

(b)	each Independent Nominee shall meet the Independence Requirements at all times while serving on the Board;

(c)

for so long as Corus Entertainment Inc. is an affiliate of SFLT, each SFLT Nominee, at the time of their nomination and at all times during their service as a Director, shall not be an employee, officer or director of Corus Entertainment Inc. or its subsidiaries; and

(d)

each SFLT Nominee will be required to comply with all policies, procedures, codes, rules, standards and guidelines applicable to members of the Board, including the Company’s Directors Code of Conduct and Ethics, Business Conduct Policy and Insider Trading Policy and shall preserve the confidentiality of the Company’s business and information.

3.4	Replacement Appointment

If an SFLT Nominee resigns, is removed or is unable or unwilling to stand for re-election as a Director for any reason (including due to (i) the failure of such SFLT Nominee to meet the Qualification Requirements or, in the case of an Independent Nominee, the Independence Requirements, or (ii) an Independent Nominee not being approved in accordance with Section 3.2(d) at least 10 calendar days prior to the applicable Scheduled Printing Date), and provided that SFLT has the right under Section 3.1 to designate a replacement Independent Nominee, then such replacement Independent Nominee shall be subject to the selection and approval by the Nominating Committee and the Board in accordance with the procedures set forth in Section 3.2(d), and following such selection and approval the Board shall promptly take all steps as may be available to appoint such Independent Nominee to the Board (provided that, for greater certainty, the Company shall not be required to convene a Director Election Meeting for such purpose).

3.5	RCT Support

From and after the Effective Time, at any Director Election Meeting at which holders of RCI Class A Shares are entitled to vote, or in any other circumstances upon which a vote, consent (including a written consent in lieu of a meeting) or other approval with respect to the election or appointment of Directors is sought, RCT will vote (or cause to be voted) all of the RCI Class A Shares which RCT has registered or beneficial ownership of, or directly or indirectly exercises control over, in favour of each SFLT Nominee that is nominated by the Company for election to the Board and included in the management information circular of the Company relating to such Director Election Meeting, all in accordance with this Article 3. The Parties acknowledge that nothing in this Agreement is intended to be or shall be construed as an indication that RCT and SFLT are acting jointly or in concert with each other.

3.6	Written Consent or Resolutions

The provisions of this Article 3 applicable to Director Election Meetings shall apply mutatis mutandis to any written consent or resolutions of Shareholders relating to the election of Directors.

3.7	Initial Appointment

The initial SFLT Nominees designated for nomination as a Director under Section 3.1 shall be Bradley Shaw and Trevor English. The Company shall take all available corporate actions to cause such SFLT Nominees to be appointed to the Board no later than the third Business Day following the Effective Date.

3.8	Entitlements of SFLT Nominees

(1)

Except as otherwise provided herein, any SFLT Nominee that serves as a Director shall: (i) be entitled to the same rights and privileges applicable to all other members of the Board generally or to which all such members of the Board are entitled; (ii) subject to applicable Laws, recognized corporate governance practices and any policies of the Board that apply to Directors generally, including the Company’s skills matrix and governance guidelines for the Board, be eligible to serve on the standing and special committees of the Board (whether existing on the date hereof or created hereafter) including with respect to the chairmanship thereof; and (iii) unless otherwise agreed by SFLT and the Company in respect of any individual SFLT Nominee, be entitled to receive compensation on the same basis as independent members of the Board (excluding compensation paid for individual positions such as Chair, Vice Chair or Lead Director of the Board or any committee thereof). The Company shall enter into an indemnification agreement with each SFLT Nominee that serves as a Director in substantially the same form and conferring substantially the same protections as the then current form of director indemnification agreement that the Company is concurrently entering into (or has most recently entered into) with new independent members of the Board at the time such SFLT Nominee becomes a member of the Board and provide such SFLT Nominee(s) with director and officer insurance to the same extent it provides insurance for the other independent members of the Board.

(2)

Without limiting the obligations of an SFLT Nominee under applicable Law, SFLT acknowledges and agrees that an SFLT Nominee may not be entitled to certain information made available to other members of the Board or may be excluded from meetings of the Board or applicable portions thereof (including recusal from voting on applicable resolutions) in the event that such information, meetings or resolutions relate to matters involving actual or potential conflicts of interests between the Company or its affiliates, on the one hand, and an SFLT Nominee and/or SFLT or its affiliates (which the parties acknowledge, as of the date hereof, includes Corus Entertainment Inc. and its affiliates), on the other hand, and the Board determines in good faith that such exclusion or recusal of such SFLT Nominee is required by applicable Law (including pursuant to the BCBCA) or recognized corporate governance practices and any policies of the Board that apply to

Directors generally, having regard to all relevant circumstances (including the individual circumstances of such SFLT Nominee). For greater certainty, so long as Corus Entertainment Inc. is an affiliate of SFLT, if and whenever the Board considers approving or taking any other decision with respect to any affiliation agreement for carriage or other contract or transaction involving the Company (or any of its subsidiaries) and Corus Entertainment Inc. (or any of its subsidiaries), the provisions of this Section 3.8(2) will apply.

3.9	No Duplication of Rights

The Parties acknowledge and agree that the covenants and agreements in this Article 3 supersede and replace (and are not in addition to) the covenants and agreements of the Parties with respect to the subject matter of this Agreement set forth in the letter agreements dated March 13, 2021 between SFLT, on the one hand, and each of the Company and RCT, on the other hand.

ARTICLE 4

GENERAL

4.1	Representations and Warranties

Each Party hereto represents and warrants to each of the other Parties that: (a) it has all corporate or trust (as the case may be) power, authority and capacity to enter into and perform its obligations under this Agreement; (b) all necessary steps (including all actions required under its constating documents) have been taken to authorize the Party entering into and performing its obligations under this Agreement; (c) entering into and carrying out its obligations under this Agreement will not contravene or conflict with its constating documents or any material agreement to which it is party; and (d) this Agreement constitutes its valid and binding obligation enforceable against it in accordance with its terms, subject to equitable principles and limitations arising under laws relating to bankruptcy and insolvency.

4.2	Shareholder Presentations

Until the Shaw Family Group ceases to beneficially own at least the Two Nominee Threshold, the Company shall from time to time as part of its program of making corporate presentations regarding the Company and its business to significant shareholders (other than RCT), approximately concurrently make similar corporate presentations to SFLT, in all cases in compliance with applicable Law and consistent with presentations made to other significant shareholders of the Company (other than RCT); provided that (i) the Company shall not be required to make more than two presentations to SFLT in any fiscal year, and (ii) such presentations may be made by video or telephone conference.

4.3	Termination

This Agreement will automatically terminate upon the earliest to occur of the following events:

(a)	the date of termination of this Agreement pursuant to Section 1.1;

(b)	the first date on which the Shaw Family Group ceases to beneficially own at least the One Nominee Threshold;

(c)	the first date on which SFLT no longer has the right to designate at least one SFLT Nominee for nomination as a Director under Section 3.1;

(d)	the Agreement is terminated by written agreement of the Parties; and

(e)	a Change of Control.

If this Agreement is terminated in accordance with this Section 4.3, the provisions of this Agreement will become void and shall be of no further force and effect, provided that Section 3.1(b)(ii) will survive any termination of this Agreement after the Effective Time.

4.4	Assignment

(a)	This Agreement is not assignable by SFLT without the prior written consent of the Company and RCT.

(b)	This Agreement is not assignable by the Company or RCT without the prior written consent of SFLT, except that the Company and RCT may assign this Agreement to a successor.

4.5	Amendments and Modifications

This Agreement may not be amended or modified except by an agreement in writing executed by the Parties.

4.6	Further Assurances

Each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

4.7	Time

Time is of the essence of this Agreement.

4.8	Enurement

This Agreement is binding upon and enures to the benefit of the Parties and their respective successors and permitted assigns; provided that, for greater certainty, (a) the rights and obligations of SFLT under this Agreement shall not enure to the benefit of any Person to whom SFLT transfers RCI Class B Shares, and (b) this Agreement shall not be binding upon any Person to whom RCT transfers any RCI Class A Shares unless (i) such Person is a Member of the Rogers Family, or (ii) one or more Members of the Rogers Family (A) individually or collectively Control such Person or (ii) hold or beneficially own a majority of the economic interests in such Person.

4.9	Public Filing

The Parties hereby consent to this Agreement being made publicly available, including by filing on SEDAR, and the details of this Agreement being described in any information circular prepared by the Company or Shaw in connection with the Transaction or any Director Election Meeting.

4.10	Notices to Parties

Any notice, approval, consent, information, payment, request or other communication to be given under or in connection with this Agreement shall be effective if in writing and (i) delivered personally, (ii) sent by e-mail, or (iii) sent by overnight courier, in each case, addressed as follows:

(a)	if to the Company:

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario, M4W 1G9

Attention:    Mahes Wickramasinghe, Chief Administrative Officer

E-mail:        [Redacted – Personal Information]

with a copy to:

Rogers Communications Inc.

333 Bloor Street East, 10th Floor

Toronto, Ontario, M4W 1G9

Attention:    Marisa Wyse

Email:       [Redacted – Personal Information]

(b)	if to RCT:

Trustee, Rogers Control Trust

The Bank of Nova Scotia Trust Company

40 King Street West, 52nd Floor

Toronto, ON M5H 1H1

Attention:    Glen Madore, Regional Director, Central

E-mail:       [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

McCarthy Tetrault LLP

66 Wellington Street West

Suite 5300, TD Bank Tower Box 48

Toronto, ON M5K 1E6

Attention:    Jonathan Grant

Email:          jgrant@mccarthy.ca

Attention:    Alison Minard

Email:          aminard@mccarthy.ca

and with a copy to (which shall not constitute notice) to:

Rogers Telecommunications Limited

333 Bloor Street East, 10th Floor

Toronto, Ontario

M4W 1G9

Attention:    Bob Reeves

Email:          [Redacted – Personal Information]

(c)	if to SFLT:

Shaw Family Living Trust

c/o SFLTCo Ltd.

800, 630 – 3rd Avenue SW

Calgary, AB T2P 4L4

Attention:    Jana Neal, Chief Executive Officer

Email:          [Redacted – Personal Information]

with a copy (which shall not constitute notice) to:

Dentons Canada LLP

15th Floor, Bankers Court, 850 - 2nd Street SW

Calgary, AB T2P 0R8

Attention:    William K. Jenkins

Email:          bill.jenkins@dentons.com

Unless otherwise specified herein, such notices or other communications shall be deemed effective (i) on the date received, if personally delivered, (ii) on the date received if delivered by e-mail on a Business Day, or if not delivered on a Business Day, on the first Business Day thereafter, and (iii) two Business Days after being sent by overnight courier. Each of the Parties hereto shall be entitled to specify a different address by giving notice as aforesaid to each of the other Parties hereto.

4.11	Entire Agreement

This Agreement constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral agreements between such Parties, in connection with the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, relating to the subject matter hereof except as specifically set forth in this Agreement.

4.12	Waiver

Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

4.13	Consent

Where a provision of this Agreement requires an approval or consent by a Party and written notification of such approval or consent is not delivered within the applicable time in accordance with this Agreement, then the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

4.14	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated, in all respects, as a British Columbia contract. Each Party to this Agreement agrees (a) that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of the Province of British Columbia, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the non-exclusive jurisdiction of such courts in any such action or proceeding; (b) to be bound by any judgment of such courts and agrees not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction; and (c) not to commence or maintain any action, claim, cause of action or suit (in contract, delict or otherwise), inquiry, proceeding or investigation arising out of or based upon this Agreement or relating to the subject matter hereof or thereof other than before the above-named court nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such action, claim, cause of action or suit (in contract, delict or otherwise), inquiry, proceeding or investigation to any court other than the above-named court whether on the grounds of inconvenient forum or otherwise. Each Party hereby consents to service of process in any such proceeding in any manner permitted by the laws of British Columbia, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 4.10 is reasonably calculated to give actual notice. Any Party that commences an action hereunder in the above-named court shall not be required to post any bond in connection therewith.

4.15	Severability

If any term or other provision of this Agreement shall be determined by a court, administrative agency or arbitrator in any jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not render the entire Agreement invalid and shall not affect the validity, legality or enforceability of such term or other provision in any other jurisdiction. Rather, this Agreement shall be construed as if not containing the particular invalid, illegal or unenforceable provision, and all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent permitted under applicable Law.

4.16	Remedies

Each of the Parties hereby acknowledges and agrees that in the event of a breach or threatened breach of any of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies available to such Party, SFLT (in respect of any breach or threatened breach of this Agreement by either the Company or RCT) and the Company and RCT (in respect of any breach or threatened breach of this Agreement by SFLT) shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security in connection with such action), and each of the Parties hereby agrees not to plead sufficiency of damages as a defence in such circumstances.

4.17	Counterparts

This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by a Party by facsimile or electronic transmission shall be as effective as delivery of a manually executed copy of this Agreement by such Party.

[signature page follows]

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be duly executed as of the date first above written.

ROGERS COMMUNICATIONS INC.

Per:	“Glenn Brandt”
Name: Glenn Brandt
Title: Chief Financial Officer

Per:	“Marisa Wyse”
Name: Marisa Wyse
Title: Chief Legal Officer

ROGERS CONTROL TRUST, BY ITS TRUSTEE, THE BANK OF NOVA SCOTIA TRUST COMPANY

Per:	“Glen Madore”
Name: Glen Madore
Title: Regional Director

Per:	“Paul McCallan”
Name: Paul McCallan
Title: Senior Trust Officer

SHAW FAMILY LIVING TRUST, BY ITS TRUSTEE, SFLTCO LTD.

Per:	“Jana Neal”
Name: Jana Neal
Title: Chief Executive Officer

SCHEDULE “A”

CHARITABLE FOUNDATIONS

[Redacted – Personal Information]